1Q 2013 EARNINGS CONFERENCE CALL 8 May 2013 Exhibit 99.3

DISCLAIMER
This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,”
“should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.
In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements.
Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:
•
operating expenses cannot be easily reduced in the short term;
•
inability to utilise the capacity of newly planned data centres and data centre expansions;
•
significant competition;
•
cost and supply of electrical power;
•
data centre industry over-capacity; and
•
performance under service level agreements.
All forward-looking statements included in this document are based on information available to us on the date of this document. The
Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.
This document contains references to certain non-IFRS financial measures.  For definitions of terms such as “Adjusted EBITDA”,
“Equipped Space”, “LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.
Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors.
Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number.

STRATEGIC & OPERATIONAL HIGHLIGHTS David Ruberg – Chief Executive Officer 3

Q1 2013 PERFORMANCE
Consistent Execution and Solid Results

Organic revenue growth 13% Y/Y
Big 4 revenue growth 16% Y/Y
Adjusted EBITDA growth 16% Y/Y
Adjusted EBITDA margin
expansion of 110 bps Y/Y
Financial Execution
Four scheduled expansion
projects completed
On-going projects on track
Utilisation 73%
Cloud now 23% of monthly
recurring revenue
Operational Execution

Q1 FINANCIAL HIGHLIGHTS
Q1 Revenue €74.4 Million
• Up 13% Y/Y and 2% Q/Q
Q1 Recurring Revenue €71.0 Million
• Up 14% Y/Y and 3% Q/Q
• 95% of Total
Q1 Adjusted EBITDA of €31.7 Million
• Up 16% Y/Y and 2% Q/Q
Q1 Adjusted EBITDA margin 42.6%
• Up 110bps Y/Y
Revenue
(€ millions)
Adjusted EBITDA & Margin
(€ millions)
68.0
62.9
65.8
62.3
72.9
65.1
70.4
69.0
5
41.5% 40.8% 40.8% 42.8% 42.6%
Consistent Organic Revenue and Adjusted EBITDA Growth with Expanding Margins
74.4
71.0
Margin
Non-Recurring
Revenue
Recurring
Revenue
Adjusted
EBITDA
1Q12 2Q12 3Q12 4Q12 1Q13
27.3
27.8
28.7
31.2
31.7
1Q12 2Q12 3Q12 4Q12 1Q13

Q1 OPERATIONAL HIGHLIGHTS
Equipped Space of 78,100 sqm
• Up 21% Y/Y
• 4,100 sqm added in quarter
Revenue Generating Space of
57,000 sqm
• Up 20% Y/Y
• 800 sqm installed in quarter
Utilisation rate 73%
Equipped & Revenue Generating Space
(1000’s sqm)
Utilisation
6
73% 74% 74% 76% 73%
Four Projects Completed – Utilisation Remained in Consistent Range
Available
Equipped
Space
Revenue
Generating
Space
74.0
78.1
47.5
48.6
51.2
56.2
57.0
1Q12 2Q12 3Q12 4Q12 1Q13
64.8
65.3
69.6

EXPANDING FACILITIES TO
SUPPORT CUSTOMER NEEDS
Added capacity in
Frankfurt, London, Madrid
and Paris during 1Q13
2Q13 Scheduled Openings
• CPH 1-RS: 300 sqm
opened
• STO 2.1:  500 sqm on
schedule to open in 2Q13
Customer Available Power
• 79MW at end of 1Q13
• Potential of 108MW from
current data centres and
announced projects
Note: As of 8 May 2013.  CapEx and Equipped Space are approximate and may change. Table includes projects Adding 500+ Square Metres.
CapEx reflects the total for the listed project at full power and capacity and may not be all invested in the current year.
Table excludes CPH 1-RS 300 sqm which opened in 2Q 2013 and 200 sqm space reduction at HIL 1 in 1Q13.
7
Announced and Active Projects
Market Project
Project
CapEx
(€ millions)
Equipped Space
(sqm)
Initial
Customer
Availability
Project Opened
Paris
PAR 7: Phase 1 New
Build
70 4,700 4,700 2Q 2012
London LON 2: New Build 38 1,500 1,500 3Q 2012
Madrid
MAD 2: Phase 1 New
Build
10 800 800 4Q 2012
Frankfurt
FRA 6: Phase 3
Expansion
5 600 600 1Q 2013
Stockholm
STO 2: Phase 1 New
Build
11 500 0 2Q 2013

BUILDING COMMUNITIES OF INTEREST
DELIVERS SIGNIFICANT CUSTOMER VALUE
March 2013
Interxion’s Target Segments
10% 9% 11% 23% 34%
% of Total Monthly Recurring Revenue (1)
Digital Media &
CDNs
Network Providers
Enterprises
Managed Service
Providers
Financial
Services
11% 9% 12% 18% 37% March 2012
(1) Remaining Monthly Recurring Revenue allocated to systems integrator, on-line retail, and public customer segments.

Strong Growth in Managed Service Providers Providing Cloud Infrastructure

FINANCIAL HIGHLIGHTS Josh Joshi – Chief Financial Officer 9

Q1 2013 RESULTS
Recurring revenue €71.0 million
• Up 14% Y/Y and 3% Q/Q
• 14% Y/Y and 4% Q/Q constant
currency
Adjusted EBITDA €31.7 million
• Up 16% Y/Y and 2% Q/Q
Adjusted EBITDA margin 42.6%
• +110 bps Y/Y
• –20 bps Q/Q due to seasonality
Depreciation and net finance
expense increases driven by
completed construction
(1) Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites.
10
Solid Financial Performance from Steady Operational Execution
€ millions
(except per share amounts)
Q1 2012 Q4 2012
Q1 2013
Q1 2013
vs.
Q1 2012
Q1 2013
vs.
Q4 2012
Recurring revenue 62.3 69.0
71.0
14% 3%
Non -recurring revenue
3.5 3.9
3.4
(3%) (12%)
Revenue
65.8 72.9
74.4
13% 2%
Gross profit 39.3 43.9
44.8
14% 2%
Gross margin % 59.7% 60.3%
60.2%
+50bps -10bps
Adjusted EBITDA
(1)
27.3 31.2
31.7
16% 2%
Adjusted EBITDA
Margin %
41.5% 42.8%
42.6%
+110bps -20bps
Operating profit 17.1 14.8
16.8
(2%) 14%
Profit before tax
12.6 9.1
10.3
(18%) 13%
Income tax (expense) (3.9) (3.5)
(3.3)
(15%) (3%)
Net profit 8.7 5.6
7.0
(20%) 23%
EPS (diluted) €0.13 €0.08
€0.10
(22%) 23%

53.5%
Revenue
Adjusted
EBITDA
51.5% 51.2% 53.6%
54.0%
52.6% 52.5% 51.8% 52.2%
Adjusted
EBITDA
Margin
52.0%
Note: Analysis excludes “Corporate & Other” segment.
Revenue growth of 9% Y/Y and 1% Q/Q
Recurring revenue growth of 9% Y/Y
and 1% Q/Q
• 9% Y/Y & 2% Q/Q constant currency
Strong and steady Adjusted EBITDA margins
Revenue growth of 16% Y/Y and 3% Q/Q
Recurring revenue growth of 17% Y/Y
and 4% Q/Q
• 17% Y/Y & 5% Q/Q constant currency
Adjusted EBITDA margins up 40 bps Q/Q
11
Big 4 Markets Continue to Drive Growth
(€ millions)
France, Germany, the Netherlands, and UK Rest of Europe
40.3
42.4
43.8
45.3
46.6
21.6 21.8
22.4
24.3
25.2
1Q12 2Q12 3Q12 4Q12 1Q13
25.5
25.7
26.6
27.5
27.8
13.4
13.5
13.8
14.4 14.5
1Q12 2Q12 3Q12 4Q12 1Q13
REPORTING SEGMENT ANALYSIS

DEMAND-DRIVEN CAPITAL EXPENDITURES

Capital Expenditures Continued to Support Demand-Driven Expansion
Capital Expenditures, including Intangible Assets
By Geography (Q1 2013)
By Category (Q1 2013)
(€ millions)
(€ millions)
(€ millions)
61.1
42.6
46.5
28.2
32.8
1Q12 2Q12 3Q12 4Q12 1Q13
0.9
Big 4
ROE
Corporate
2.1
1.9
Expansion /
Upgrade
Maintenance &
Other
Intangibles

STRONG BALANCE SHEET
Solid cash position and substantial
additional liquidity from undrawn
€60 million RCF
New €10 million mortgage on
owned property in Paris
• Attractive mortgage rates reduce
average cost of debt
Senior Secured Notes callable from
Feb 2014
Significant covenant headroom
13
Strong Capital Structure with Decreasing Cost of Capital
€ millions
31 Mar 13 31 Dec
-
12
Cash & Cash Equivalents
60.5
68.7
Total Borrowings
(1)
296.7
286.8
Shareholders Equity
382.9
375.6
Total Capitalisation
679.6
662.4
Total Debt / Total
Capitalisation
43.7%
43.3%
Gross Leverage Ratio
(2)
2.5x
2.5x
Net Leverage Ratio
(3)
2.0x
1.9x
(1)
Total Borrowings = 9.50% Senior Secured  Notes due 2017, including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Other Borrowings – Revolving credit facility deferred financing costs.
(2)
Gross Leverage Ratio =  (9.50% Senior Secured Notes due 2017 at face value + Mortgages + Financial Leases + Other Borrowings)  /  Last Twelve Months Adjusted EBITDA.
(3)
Net Leverage Ratio = (9.50% Senior Secured Notes due 2017 at face value + Mortgages + Financial Leases + Other Borrowings – Cash & Equivalents)  /  Last Twelve
Months Adjusted EBITDA.

IMPROVING CASH GENERATION AS
DATA CENTRES MATURE

(€ millions)
All Data Centres (26) in Operation at 31 Dec 2009
Annual Cash Return Increased by 800bps since 2009
(1) 26 Data Centres in Operation as at 31 Dec 2009 :  VIE1, BRU1, CPH1, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, DUS1, FRA1, FRA2, FRA3,
FRA4, FRA5, DUB1, AMS1, AMS2, AMS3, AMS4, AMS5, HIL1, MAD1, STO1, ZUR1 and LON1.
355
172
97
(13)
84
Cumulative
Data Centre
Investment
Revenue Gross Profit
(56% margin)
Maintenance Annual Cash
Capex Return
494
260
167
(9)
158
Cumulative
Data Centre
Investment
Revenue Gross Profit
(64% margin)
Maintenance Annual Cash
Capex Return
32%
24%
1
26 total data centres in
operation
54,800 sqm of equipped space
70% utilisation
24% annual cash return
Same group as at end 2009
60,700 sqm of equipped space
after phased expansions
80% utilisation
32% annual cash return

BUSINESS COMMENTARY, OUTLOOK & CONCLUDING REMARKS David Ruberg – Chief Executive Officer 15

INTERDEPENDANT COMMUNITIES PROVIDE
ADDED VALUE TO CUSTOMERS

16
Cloud Hub
Connectivity
Hub
PaaS
IaaS SaaS
Cloud
Enablers
Global
Network
Providers
Local
Network
Providers
Internet
Exchanges
CDNs
Digital Media &
CDNs
Enterprises
Managed Service
Providers
Financial
Services
Interxion’s Target Segments
Interxion’s Interdependent Communities are Enabling Enterprise Hybrid Cloud Deployments
Real Time Hybrid Cloud Applications
Hybrid Cloud
Enabling
Capabilities
Network Providers
Mobile
Network
Providers

REAFFIRMING GUIDANCE FOR 2013 17 Range (in millions) Revenue Adjusted EBITDA Capital Expenditures €307 - 322 €130 - 140 €130 - 150

Amsterdam • Brussels • Copenhagen • Dublin • Düsseldorf • Frankfurt • Hilversum • London • Madrid • Paris • Stockholm • Vienna • Zurich
www.interxion.com
QUESTIONS &
ANSWERS
Amsterdam • Brussels • Copenhagen • Dublin • Düsseldorf • Frankfurt • Hilversum • London • Madrid • Paris • Stockholm • Vienna • Zurich
www.interxion.com

APPENDIX 19

TRACK RECORD OF CONSISTENT GROWTH
IN REVENUE & ADJUSTED EBITDA

Revenue by Quarter
(€ millions)
Adjusted EBITDA by Quarter
(€ millions)
Y/Y
Growth
39% 40% 39% 32% 30% 28% 22% 18% 18% 19% 25% 23% 21% 19% 13% 16% 13% 14% 13% 14% 13%
(1) CAGR calculated as 1Q13 vs. 1Q08.
(2) Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment.
(3) Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.
20
33% 36% 36% 34% 35% 37% 37% 37% 36% 39% 38% 38% 38% 39% 40%
Adjusted
EBITDA
Margin (3)
42% 42% 41% 43% 41% 43%
Big 4% (2) 60% 59% 58% 58% 58% 59% 59% 59% 60% 60% 60% 58% 60% 60% 59% 62% 62% 61% 62% 62% 63%
31.1
33.3
35.7
38.1
40.4
42.5
43.7
45.1
47.8
50.4
54.6
55.6
57.9
60.0
62.0
64.4
65.8
68.0
70.4 72.9 74.4
1Q’08 2Q’08 3Q’08 4Q’08 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13
10.3
11.9
12.9
13.1
14.1
15.7 16.0
16.9
17.4
19.6
20.8
21.4
22.2
23.3
25.0
27.1 27.3
27.8
28.7
31.2 31.7
1Q’08 2Q’08 3Q’08 4Q’08 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12 4Q’12 1Q’13
26 Consecutive Quarters of Sequential Organic Revenue and Adjusted EBITDA Growth

HISTORICAL FINANCIAL
RESULTS
21 The Company’s growth has been 100% organic; hence, gross goodwill is zero for all periods.
2011 2012 2013 2011 2012
€ in millions
(except as noted)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 FY FY
Recurring revenue 54.1 56.2 58.2 59.7 62.3 62.9 65.1 69.0 71.0 228.3 259.2
Non-recurring revenue 3.8 3.8 3.8 4.7 3.5 5.1 5.3 3.9 3.4 16.0 17.9
Total Revenue 57.9 60.0 62.0 64.4 65.8 68.0 70.4 72.9 74.4 244.3 277.1
Gross Profit 33.1 34.5 36.0 38.9 39.3 39.8 41.0 43.9 44.8 142.5 164.0
Gross Margin 57.2% 57.5% 58.1% 60.4% 59.7% 58.5% 58.3% 60.3% 60.2% 58.3% 59.2%
Adj EBITDA 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 97.6 115.0
Adj EBITDA Margin 38.4% 38.9% 40.3% 42.1% 41.5% 40.8% 40.8% 42.8% 42.6% 40.0% 41.5%
Net Profit 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 25.6 31.6
CapEx Paid 19.5 19.0 54.9 68.5 61.1 42.6 46.5 28.2 32.8 162.0 178.3
Expansion/Upgrade 17.1 13.6 51.4 63.6 57.8 38.2 42.2 23.4 28.8 145.8 161.5
Maintenance & Other 2.0 2.6 2.4 1.8 1.9 3.3 1.6 3.6 2.1 8.8 10.5
Intangibles 0.4 2.7 1.2 3.1 1.4 1.0 2.6 1.2 1.9 7.4 6.3
Cash Generated from Operations 20.7 23.0 23.8 22.6 25.4 29.4 24.1 32.9 23.6 90.0 111.7
Gross PP&E 523.5 538.0 588.1 671.6 730.1 775.9 807.9 856.3 870.0 671.6 856.3
Gross Intangible Assets 8.3 8.6 12.4 15.5 16.9 17.9 21.7 23.1 23.5 15.5 23.1
LTM Cash ROGIC 15% 16% 15% 15% 15% 15% 14% 13% 13% 15% 13%

HISTORICAL SEGMENT FINANCIAL RESULTS

2011 2012 2013 2011 2012
€ in millions
(except as noted)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 FY FY
BIG 4
Recurring revenue 32.2 33.6 34.5 36.2 38.0 38.4 39.8 42.8 44.4 136.5 159.1
Non-recurring revenue 2.4 2.5 2.0 3.4 2.3 3.9 4.0 2.5 2.1 10.4 12.6
Total Revenue 34.7 36.1 36.4 39.6 40.3 42.4 43.8 45.3 46.6 146.8 171.8
Gross Margin 58.5% 58.5% 59.9% 62.2% 62.6% 60.2% 60.1% 62.7% 63.2% 59.8% 61.4%
Adj EBITDA 16.8 18.0 18.5 21.6 21.6 21.8 22.4 24.3 25.2 74.8 90.1
Adj EBITDA Margin 48.4% 49.8% 50.7% 54.4% 53.5% 51.5% 51.2% 53.6% 54.0% 50.9% 52.5%
REST OF EUROPE
Recurring revenue 21.9 22.7 23.8 23.5 24.3 24.4 25.3 26.2 26.5 91.9 100.1
Non-recurring revenue 1.3 1.2 1.8 1.2 1.2 1.2 1.4 1.4 1.3 5.6 5.2
Total Revenue 23.2 23.9 25.6 24.8 25.5 25.7 26.6 27.5 27.8 97.5 105.3
Gross Margin 61.1% 61.0% 60.7% 62.7% 61.4% 61.5% 60.8% 62.4% 61.3% 61.4% 61.5%
Adj EBITDA 12.1 12.2 13.2 13.3 13.4 13.5 13.8 14.4 14.5 50.7 55.1
Adj EBITDA Margin 52.1% 50.8% 51.4% 53.5% 52.6% 52.5% 51.8% 52.2% 52.0% 52.0% 52.3%
CORPORATE & OTHER
Adj EBITDA (6.7) (6.8) (6.6) (7.7) (7.6) (7.5) (7.5) (7.5) (8.0) (27.8) (30.2)

HISTORICAL OPERATING METRICS

(1) All figures at the end of the period.
(2) Utilisation as at the relevant date.
(3) Customer Available Power: not disclosed prior to 4Q 2011.
2011 2012 2013
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
Equipped Space 61,000 61,500 62,200 62,800 64,800 65,300 69,600 74,000 78,100
Revenue Generating Space 44,600 45,300 46,100 47,100 47,500 48,600 51,200 56,200 57,000
Utilisation (%)
(2)
73% 74% 74% 75% 73% 74% 74% 76% 73%
Customer Available Power
(3)
n.a. n.a. n.a. 58 60 62 73 79 79
Data Centres in Operation 28 28 28 28 29 30 32 33 33
Space figures in square metres
Customer Available Power in MW
(1)
(1)

EQUIPPED SPACE ADDITIONS

(1) Figures rounded to nearest 100 sqm unless otherwise noted.
(2) 500 sqm in Dusseldorf previously included in Equipped Space.
(3) HIL 1 space reduced due to change lease terms.
2011 2012 2013
Space figures in square metres 1
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
BIG 4
France
500 1,500 2,700
Germany
1,500 600
Netherlands
1,700 3,700 (200)
UK
500 1,100 400
Subtotal
0 500
2
0 0 1,500 500 4,300 3,700 3,500
REST OF EUROPE
Austria
600
Belgium
Denmark
Ireland
600
Spain
200 600
Sweden
500
Switzerland
600
Subtotal
0 0 600 600 500 0 0 800 600
Total Additional Equipped Space
0 500
2
700 600 2,000 500 4,300 4,400 4,100
3

NON-IFRS RECONCILIATIONS

Reconciliation to Adjusted EBITDA
(1)
2008 2009 2010 2011 2012 2013
€ in millions (except as noted)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
Net profit / (loss) 5.9 8.2 1.3 11.0 (4.7) 4.0 5.9 9.5 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0
Income tax expense 1.7 0.7 2.3 (5.4) 1.2 2.9 1.6 (3.2) 2.3 2.3 3.2 1.9 3.9 4.1 4.3 3.5 3.4
Profit before taxation 7.6 8.9 3.6 5.7 (3.5) 6.9 7.5 6.3 5.1 7.5 10.1 12.6 12.6 12.9 12.8 9.1 10.3
Net finance expense 1.5 1.0 1.9 1.9 13.5 4.8 5.1 6.1 6.6 6.0 5.3 5.0 4.4 3.9 3.8 5.7 6.5
Operating profit 6.4 8.0 8.9 8.9 9.1 9.8 5.5 7.5 10.0 11.7 12.6 12.4 11.7 13.5 15.3 17.5 17.1 16.7 16.6 14.8 16.8
Depreciation, amortization and
impairments
3.6 3.4 3.6 4.4 4.6 5.0 5.6 6.8 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1 14.0
EBITDA 10.0 11.4 12.6 13.3 13.8 14.8 11.1 14.3 17.2 19.2 20.4 21.0 20.3 23.1 24.4 25.9 26.7 27.0 27.6 27.8 30.8
Share-based payments
0.4 0.4 0.4 0.5 0.2 0.2 0.2 0.3 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6 1.0
Increase/(decrease) in provision
for onerous lease contracts
0.1 0.2 0.1 1.2 0.5 0.9 0.0 2.4 0.1 0.1 0.1 (0.1) 0.0 0.8
IPO transaction costs
1.7
Abandoned transaction costs
4.8
Income from sub -leases on
unused data centre sites
(0.1) (0.1) (0.1) (0.2) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1)
Net insurance compensation
benefit
(1.8) (0.3)
Adjusted EBITDA 10.3 11.9 12.9 13.1 14.1 15.7 16.0 16.9 17.4 19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7
(1) Prior to 2009 capitalization of interest was not reported on a quarterly basis. The Company is, therefore, unable to reconcile from Net profit/(loss)
to Operating profit prior to 2009.

NON-IFRS RECONCILIATIONS

Reconciliation to Segment Adjusted EBITDA
2011 2012 2013
€ in millions Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
BIG 4
Operating profit 11.7 12.3 13.4 16.3 16.2 16.0 15.8 15.3 15.9
Depreciation, amortization and impairments 5.1 5.8 5.1 5.3 5.3 5.8 6.5 8.1 9.1
EBITDA 16.8 18.0 18.5 21.6 21.5 21.8 22.3 23.4 25.0
Share-based payments 0.1 0.1 0.1 0.1 0.2 0.2 0.2 0.2 0.3
Increase/(decrease) in provision for onerous lease contracts 0.0 0.8
Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1)
Adjusted EBITDA 16.8 18.0 18.5 21.6 21.6 21.8 22.4 24.3 25.2
ROE
Operating profit 9.0 8.8 9.7 10.5 9.7 9.5 9.8 10.0 10.2
Depreciation, amortization and impairments 3.0 3.3 3.4 2.7 3.6 3.9 3.9 4.3 4.2
EBITDA 12.0 12.1 13.1 13.1 13.3 13.4 13.7 14.3 14.4
Share-based payments 0.1 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1
Adjusted EBITDA 12.1 12.2 13.2 13.3 13.4 13.5 13.8 14.4 14.5
CORPORATE & OTHER
Operating profit/(loss) (8.9) (7.6) (7.8) (9.2) (8.8) (8.8) (9.0) (10.6) (9.3)
Depreciation, amortization and impairments 0.4 0.5 0.6 0.4 0.7 0.6 0.6 0.7 0.7
EBITDA (8.6) (7.0) (7.2) (8.8) (8.1) (8.2) (8.4) (9.8) (8.6)
Share-based payments 0.2 0.2 0.6 1.1 0.5 0.6 0.9 2.3 0.6
IPO transaction costs 1.7
Adjusted EBITDA (6.7) (6.8) (6.6) (7.7) (7.6) (7.5) (7.5) (7.5) (8.0)

DEFINITIONS

Adjusted EBITDA:
Big 4: France, Germany, the Netherlands, and the UK
Cash
ROGIC:
Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and administrative capex) divided by
{Average of opening and closing  (gross PP&E plus gross intangible assets plus gross goodwill )}.
CDNs: Content Distribution Networks
Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month.
Customer Available Power: the current installed electrical customer capacity.
Equipped
Space:
the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.
IaaS: Infrastructure as a Service
LTM: Last Twelve Months ended March 31, 2013, unless otherwise noted.
MW: Megawatts
PaaS: Platform as a Service
SaaS: Software as a Service
SQM: Square metres
Recurring
Revenue:
Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland.
Revenue Generating
Space:
the amount of Equipped Space that is under contract and billed on the relevant date.
Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilized due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate does not reach 100%.
revenue that is incurred from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded
                                   EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, income from sub-leases on unused data centre sites and net insurance compensation benefit.
Capital expenditures including intangible assets: represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets" respectively. Investments in intangibles assets include power grid rights and software development.